EXHIBIT 4.11

HSH NORDBANK

To: Star Bulk Carriers Corp.
7 Frangoklisias Street
Marousi 151 25

Attn: Messrs A. Tsirigakis and G. Syllantavos

10 March 2009

Dear Sirs,

We are pleased to provide you with our approval of the amendments to the Amended and Restated Loan Agreement dated 18/9/2008 (the "Loan Agreement") relating to Syndicated Term Loan Facility of an amount up to US$ 150,000,000 (originally up to US$170,000,000), (the "Facility"). Save to the extent of amendments required to give efficacy to this letter, all other terms of the Loan Agreement remain Intact. If these amendments are acceptable to you, kindly revert to us by March 17, 2009 so that we may proceed with the preparation of the relevant documentation.

BORROWER:	Star Bulk Carriers Corp. a NASDAQ listed company registered under the laws of the Marshall Islands.
CORPORATE GUARANTORS:
Star Beta LLC, Star Omicron LLC and Lamda LLC, all 3 being single-purpose ship-owning companies and 100% subsidiaries of the Borrower and Star Delta LLC, Star Gamma LLC, Star Epsilon LLC, Star Theta LLC and Star Zeta LLC all 5 being single- purpose ship-owning companies and 100% subsidiaries of the Borrower.

VESSELS:
M/V Star Beta, a 1993 built, 174,700 dwt bulk carrier vessel ("Star Beta")
M/V Star Omicron, a 2005 built, 53,500 dwt geared bulk carrier vessel ("Star Beta")
M/V Sinfonla (tbr. Star Sigma), a 1991 built, 184,400 dwt bulk carrier vessel ("Star Sigma")

COLLATERAL VESSELS:	M/V Star Gama 53,100 dwt, built 2002 M/V Star Delta 52,400 dwt, built 2000 M/V Star Epsilon 52,400 dwt, built 2001 M/V Star Zeta 52,994 dwt, built 2003 M/V Star Theta 52,400 dwt built 2003
ADDITIONAL VESSELS:	M/V Star Kappa a 2001 built 52,050 dwt dry bulk carrier vessel ("Star Kappa") M/V Star Ypsilon a 1991 built, 150,940 dwt dry bulk carrier vessel ("Star Ypsilon").

ADDITIONAL CORPORATE GUARANTORS:	A single-purpose ship owning company 100% owner of Star Kappa, being 100% subsidiary of the Borrower and
LENDERS:	Piraeus Bank A.E and HSH Nordbank AG
FACILITY AGENT:	Piraeus Bank A.E.
SWAP BANKS:	Piraeus Bank A.E and HSH Nordbank AG
FACILITY:	Syndicated First Priority Mortgage Term Loan Facility.
FACILITY AMOUNT:	Current Principal outstanding US$ 143,000,000 (One hundred forty three million United States dollars).
RESTRUCTURING FEE:	US$ 50,000 to be split equally between the Lenders.
APPLICABLE MARGIN:
2% per annum applicable from 1/1/2009 until 31/12/2010 or until presentation of Compliance Certificate for the year ending 31/12/2010, whichever the latest. For the remaining tenor until the Margin Review Date of the Facility, 1.5% per annum. The Margin will be applied over LIBOR or the Lenders' alternative rate for the duration the LIBOR does not represent the Lender's cost of funding.

ADDITIONAL SECURITY:	Additional security of this Facility, to be made available to the Lender, shall Include inter alia:
• First Priority Mortgage on the Additional Vessels;
• Irrevocable and unconditional up-stream guarantee of the Additional Corporate Guarantors;
• First Priority Assignment of all Insurances of the Additional Vessels (Including notices of assignment thereof);
•
First Priority Assignment of all the earnings of the Additional Vessels including but not limited to specific assignment of any time charter employment having a duration of more that 12 months and General Assignment of earnings and requisition compensation;

•
Manager's undertaking by the technical and commercial Manager of the Additional Vessels (including an assignment of insurances of the Vessels by the Manager and a subordination of the Manager's rights under those of the Lenders);

•
First Priority Pledge over US$ 9,000,000 in deposits held by the Borrower and/or the Corporate Guarantors and/or the Additional Corporate Guarantors. This is additional to the current first priority pledge over US$ 1,500,000 deposits.

WAIVER PERIOD:	From 31 December 2008 up to and including 28 February 2010.
MAIN COVENANT AMENDMENTS:	•	Subject to no event of default, Minimum Required Security Cover of 125% to be waived during the Waiver Period.
	•	From 28/2/2010 to 28/2/2011 Minimum Required Security Cover to be set at 110%.
	•	During the Waiver Period, no dividend payments without the prior written consent of the Lenders.
•
Subject to no event of default maximum corporate leverage of 60% (ratio of the total indebtedness of the Borrower netted of any unencumbered cash balances over the market value of all vessels owned by the Borrower) to be waived during the Waiver Period.

	•	Waiver of the hedging obligation of the Borrower until 31/12/2009 (except in the event that the 5-year IRS is equal or higher than 5% p.a. as per clause12.8 (e) of the Loan agreement.
•
Regarding the required time charter earnings the following amendment to apply:  "In the event of a breach of a required specific charter there will a be an event of default (as per current clause), however if the Company can reasonably prove to the full satisfaction of the lenders that its existing time charter employment (i.e from the other vessels for which a specific assignment of charter earnings to the lenders is already or it is to be put in place or/and from a re-negotiated charter rate plus and or/its free/non-restricted cash) is sufficient to meet its originally scheduled repayment then there would not be an event of default."

EXPENSES:
The Borrower will reimburse the Lender for legal fees, (including disbursements and value added and other taxes), printing costs and all other out-of-pocket expenses incurred by the Lender in connection with the amendment of the Facility.

Please sign and return a copy of this letter to signify your acceptance latest by 17th March 2009. In the event that we do not receive your acceptance by such date, this offer shall be automatically cancelled and considered null and void.

For and on behalf of Piraeus Bank A.E.	For and on behalf of HSH Nordbank AG

/s/ Serafelm Kriempardis Serafelm Kriempardis Head of Shipping	/s/ Jason Dallas Jason Dallas Relationship Manager	/s/ Hantusch Hantusch Senior Vice President	/s/ Susanne Kainka Susanne Kainka Vice President

We acknowledge receipt of your offer letter dated 10 March 2009 and confirm that the terms and conditions contained are accepted by ourselves that you may proceed, at our cost, to the preparation of all necessary documentation.

For and on behalf of the Borrower:

Name:____________________________

Date:  11/03/2009____________________

The Corporate Guarantors:

Name:____________________________

Date:_____________________________

Name:____________________________

Date:_____________________________

Name:____________________________

Date:_____________________________

SK 25767 0001 986748